CONTENTS

Page

Report of Independent Registered Public Accounting Firm ....................2

Balance Sheet ....................3

Statement of Income ....................4

Statement of Changes in Members' Equity ....................5

Statement of Cash Flows ....................6

Notes to Financial Statements .................... 7 - 9

Schedule I ....................10

Schedule II ....................11

Report of Independent Registered Pubic Accounting Firm ....................12

Exemption Report ....................13